

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 5, 2016

<u>Via E-mail</u>
Neal A. Fuller
Executive Vice President and Chief Financial Officer
2301 Highway 190 West
DeRidder, Louisiana 70634

  Re: Amerisafe, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Filed February 27, 2015
    File No. 001-12251

Dear Mr. Fuller:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Sharon Blume

        Sharon Blume
        Accounting Branch Chief
        Office of Healthcare and Insurance